EXHIBIT 21.1

LIST OF SUBSIDIARIES OF CORVUS GOLD INC.

Subsidiary Name	Location	Ownership %
Corvus Gold (USA) Inc.	Nevada, USA	100% owned by Corvus Gold Inc.
Corvus Gold Nevada Inc.	Nevada, USA	100% owned by Corvus Gold (USA) Inc.
Raven Gold Alaska Inc.	Alaska, USA	100% owned by Corvus Gold (USA) Inc.
SoN Land & Water, LLC	Nevada, USA	100% owned by Corvus Gold Nevada Inc.
Mother Lode Mining Company LLC	Nevada, USA	100% owned by Corvus Gold Nevada Inc.